Race World International, Inc.
968 - 240 th Street
Langley, BC, Canada V2Z 2Y3

July 18, 2008


VIA FACSIMILE AND EDGAR

Susan C. Block, Attorney - Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Race World International, Inc.
Registration Statement on Form S-1
File No. 333-148636

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Race World International, Inc. (the "Company") respectfully requests that the effective date of the Registration statement referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern Time, on Tuesday, July 22, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

-that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibilty for the adequacy and accuracy of the disclosure in the filing; and

-the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Race World International, Inc.




/s/ Solomon Nordine
----------------------
Solomon Nordine, Director
Treasurer and Controller
Principal Financial Officer